ASSOCIATED BANC CORP

Associated Banc-Corp (NASDAQ: ASBC) has total assets of $22 billion and is one of the top 50 financial services
holding companies operating in the United States. Headquartered in Green Bay, Wis., Associated has 280 banking locations serving more than 150 communities throughout Wisconsin, Illinois and Minnesota. The company offers a full range of banking services and other financial products and services including: ?? Consumer and Small Business Banking ??????Capital Markets
?? Residential Lending ??????Private Banking and Trust ?? Commercial and Commercial Real Estate Lending ??????Investment Advisory and Brokerage
?? Treasury Management ?? ??????Insurance Services
A B O U T A S S O C I A T E D
Important Note Regarding Forward-Looking Statements: Statements made in this document that are not purely historical are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. This includes any statements of management’s plans, objectives, or goals for future operations, products or services, and forecasts of its revenues, earnings, or other measures of performance. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. These statements may be identified by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “estimate,” “should,” “will,” “intend,” or similar expressions. Outcomes related to such statements are subject to numerous risk factors and

To our shareholders: 2010 was a year of significant accomplishment for Associated Banc-Corp.
We ensured a strong capital position with a successful common stock offering in January and dramatically improved the quality of our credit portfolio throughout the year. We returned the company to profitability during the second half of the year, produced modest loan growth at year end and positioned the company for future growth through an extensive planning effort to better serve our customers and communities. We believe these efforts will result in enhanced profitability in 2011.
2010 — A Year of Significant Accomplishment In January of last year, in the face of continued economic uncertainty and a compelling need to quickly reduce the level of problem loans on our balance sheet, we raised
$478 million of new capital through a common stock offering. The additional capital enabled us to aggressively reduce nonaccrual loans through sales in the secondary market and absorb additional losses without undue concern about the company’s capital ratios. We ended 2010 as one of the most strongly capitalized regional banks in the country with a Tier 1 Common Ratio of 12.26%, compared to 7.85% at the end of 2009 and an average ratio of 9.79% for our peer group, which is made up of similarly-sized bank holding companies.
In the second quarter, we began a concerted effort to sell or otherwise resolve our high level of nonaccrual loans.
During the course of the year, we reduced
2010 Annual Report ½ 1

we made in the loan portfolio during 2010, we were able to substantially reduce loan loss provisions during the second half of the year. This drove a return to profitability, albeit modest, in each of the last two quarters. We expect to generate increased profits over the course of 2011 and return the company to profitability for the entire year.
2011 — A Year of Transition The steady decline in revenue during the past eight quarters is an area of concern for our company. The main reason for this decline has been the dramatic reduction in our outstanding loan balances, which are down approximately $4 billion from two years ago. Due to general economic conditions, our business customers lacked confidence when it came to borrowing to invest in growth. Line of credit utilization was at a historically low level at year end. Loan sales and our intentional exit from some credits also contributed to the loan decline. However, during the fourth quarter of 2010, we experienced a modest uptick in both consumer and commercial loans. We believe that we will grow the loan portfolio throughout 2011 and beyond, although it will take some time to return to the level of two years ago.
Noninterest income continues to be under pressure, driven by regulatory changes regarding overdraft and insufficient funds charges, and potential reductions to interchange fees from debit card usage mandated by the Dodd-Frank legislation. We, along with the rest of the banking industry, are fundamentally opposed to the price controls that are being imposed on banks and the resulting inability to cover our costs, let alone earn a profit on important services we provide our customers. While much attention was paid to stabilizing and strengthening the company last year, equal effort was given to positioning the company for growth in 2011 and beyond. To that end, we undertook an ambitious
planning exercise and realigned several of our business units to enhance collaboration. Oliver Buechse joined the company and the Executive
2 ½ Associated Banc-Corp

align the business as a prime cross-selling partner with other business units in the Bank. Timothy Lau has been promoted to the leadership role of this unit and was also appointed to the Executive Committee in late 2010.
While 2011 will see a return to sustained and growing profitability, we believe the full benefits of the work and investments currently underway will not be realized until 2012 and beyond. There are several specific goals we also want to achieve this year. We intend to repay the TARP funds the company received as soon as possible and in the most efficient and shareholder friendly manner possible. While TARP repayment is subject to regulatory approval, we are highly confident that we can achieve this goal in 2011. In addition, we have made excellent progress in satisfying the conditions of our regulatory agreements with the OCC and Federal
Reserve. In fact, we believe we have appropriately addressed all of the conditions of the agreements.
Following the TARP repayment and sustained increases in profitability, we will be in a position to consider an increase in the cash dividend paid to shareholders.
Our Board of Directors
During the past year, longtime Director Jack Meng retired from the company’s Board. We thank Jack for his many years of dedicated service to Associated. During the past months, we welcomed two new members to the Board.
John Bergstrom, CEO of Bergstrom Corporation, one of the largest and most successful auto dealers in the country, joined the Board in December, and most recently, Robert Jeffe, an accomplished investment banker with many years of experience on Wall Street, also joined our Board.
2010 Annual Report ½ 3

By achieving consistently superior financial returns and profitability, we will position ourselves for sustained growth, stability and shareholder value. WHAT WILL SET US APART is our relentless and disciplined focus on improving the fundamentals of our business.
Value for our Shareholders
By investing in our people and allowing them to apply their talent and grow as individuals, both personally and professionally, we will: ??????Foster great pride in working for Associated and be recognized as the employer of choice among Midwestern financial services firms and
??????Develop leaders that earn the respect and admiration of communities that will participate in the organization’s success. WHAT WILL SET US APART is our straightforward and common-sense approach to our work and communications, as well as generosity with our time and resources in the communities
4 ½ Associated Banc-Corp

Associated Banc-Corp Investor Relations
1200 Hansen Road
Green Bay, WI 54304
800-236-ASBC (2722)
Additional information is available at
investor.associatedbank.com
Transfer Agent and Registrar Correspondence
Wells Fargo Bank, N.A.
Shareowner Services
161 N. Concord Exchange
St. Paul, MN 55075
800-468-9716 or 651-450-4064 www.shareowneronline.com
Shareowner Inquiries
800-468-9716 or 651-450-4064 24-7 automated system or services representative from 7:00 a.m. — 7:00 p.m. CT,
Monday through Friday.
Stock Listing & Trading
Traded: NASDAQ
Stock Market Symbol: ASBC
C O R P O R A T E D A T A
William R. Hutchinson
Chairman, Associated Banc-Corp
President, W. R. Hutchinson & Associates, Inc.
John F. Bergstrom
Chairman and Chief Executive Officer,
Bergstrom Corporation
Ruth M. Crowley
Principal, Innervisions Management
Philip B. Flynn
President and Chief Executive Officer,
Associated Banc-Corp
Ronald R. Harder
Retired, former President & CEO,
Jewelers Mutual Insurance Co.
Annual Meeting of Shareholders
11:00 a.m. Central Time
Tuesday, April 26, 2011
St. Norbert College
Fort Howard Theater — Bemis Center
100 Grant Street, De Pere, WI 54115
Proxy materials for the 2011 Annual Meeting of Shareholders are available via the Internet under the U.S. Securities and Exchange
Commission’s Notice and Access Rule. Shareholders as of the
March 2, 2011 record date have been mailed a notice regarding the availability of proxy materials, which includes the Internet website address where the proxy materials can viewed and shares voted. It also includes instructions for requesting a paper copy of the proxy materials via telephone, Internet website or email.
Annual Report on Form 10-K
Shareholders and other interested persons may obtain a copy
of Associated Banc-Corp’s 2010 Annual Report on Form 10-K at investor.associatedbank.com or by calling or writing Associated
Banc-Corp Investor Relations.
Robert A. Jeffe
Former Chairman, Corporate Advisory Group,
Deutsche Bank Securities Inc.
Eileen A. Kamerick
Chief Financial Officer and Managing Director,
Houlihan Lokey
Richard T. Lommen
Chairman, Courtesy Corp.
J. Douglas Quick
Chairman, Lakeside Foods, Inc.
John C. Seramur
Retired, former Chairman and Chief Executive Officer,
First Financial Corporation
Karen T. Van Lith
Principal, MKB CEO, LLC
B O A R D O F D I R E C T O R S
2010 Annual Report ½ 5

Associated Banc-Corp

NASDAQ Symbol: ASBC

associatedbank.com

1200 Hansen Road, Green Bay, WI 54304

920-491-7000

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Associated cares for our environment. Demonstration of our environmental stewardship includes eStatement and online bill payment promotions, reduced quantities of printed material, electronic newsletter enhancements, paperless paychecks and colleague rideshare programs.

©2011 Associated Banc-Corp MKTCC0002 (3/11)